                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  FORM 12b-25

                                            Commission File Number 001-11097
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                          NOTIFICATION OF LATE FILING

 (Check One): [   ] Form 10-K   [  ] Form 11-K   [  ] Form 20-F  [X ] Form 10-Q
              [  ] Form N-SAR

For Period Ended: December 31, 1996
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[   ]    Transition Report Form 10-K    [   ]  Transition Report on Form 10-Q
[   ]    Transition Report on Form 20-F [   ]  Transition Report on Form N-SAR
[   ]    Transition Report on Form 11-K

For the Transition Period Ended:
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   Read attached instruction sheet before preparing form.  Please print or type.

   Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
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                       PART I.  REGISTRANT INFORMATION

Full name of registrant  3CI Complete Compliance Corporation
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Former name if applicable

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Address of principal executive office (Street and number)

910 Pierremont #312
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City, State and Zip Code  Shreveport, LA 71106
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                      PART II.  RULE 12B-25 (B) AND (C)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

      |   (a)     The reasons described in reasonable detail in Part III of
      |   this form could not be eliminated without unreasonable effort or
      |   expense;
      |
      |  (b)     The subject annual report, semi-annual report, transition
      |   report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof
 [X]  |   will be filed on or before the 15th calendar day following the
      |   prescribed due date; or the subject quarterly report or transition
      |   report on Form 10-Q, or portion thereof will be filed on or before the
      |   fifth calendar day following the prescribed due date; and
      |
      | (c)     The accountant's statement or other exhibit required by Rule
      |  12b-25(c) has been attached if applicable.

                              PART III.  NARRATIVE

         State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

Due to the replacement of the Company's Controller in December of 1996 and with the transition of new auditors certain financial and other information necessary for an accurate and full completion of the Quarterly Report on Form 10-Q could not be provided within the prescribed time period without unreasonable effort or expense.


                          PART IV.  OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification

               Curtis w. Crane         (800) 863-0345 ext. 334
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                   (Name)           (Area code) (Telephone number)

         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                           [   ] Yes   [   ] No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                           [   ] Yes   [   ] No

         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


The Company anticipates that for the quarter ended December 31, 1996 its results of operations will reflect a net loss of approximately $345,000 compared to net loss of $684,000 for the same period in fiscal 96.



                     3CI Complete Compliance Corporation
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                (Name of registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date February 14, 1997                       By: /s/ Curtis W. Crane
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                                              Name: Curtis W. Crane
                                              Title: Chief Financial Officer

















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